[GENERAL MILLS LETTERHEAD]

Donal L. Mulligan

Executive Vice President and Chief Financial Officer

Telephone:  (763) 293-2158

Facsimile:  (763) 764-4505

March 28, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Ethan Horowitz

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E., Mail Stop 7010

Washington, D. C.  20549-7010

Re:	General Mills, Inc.
Form 10-K for Fiscal Year Ended May 29, 2011
Filed July 8, 2011
File No. 1-01185

Dear Mr. Horowitz:

We are writing in response to the comments we received from you by letter dated February 29, 2012 regarding the above-referenced filing of General Mills, Inc. (the “Company,” “we” or “General Mills”).  For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for Fiscal Year Ended May 29, 2011

Notes to Consolidated Financial Statements

Note 13 — Retirement Benefits and Postemployment Benefits, page 68

1.                                      We note that your expected long-term rates of return for assets in your defined benefit pension plans and other postretirement benefit plans (9.53% and 9.33%, respectively, at May 29, 2011) are higher than average rates generally used by companies with similar benefit plans.  Please describe to us how you determined these rates.  Also, tell us why you believe that utilizing a 50 basis point calculation provides the optimal sensitivity analysis on page 35, as opposed to using a 1% calculation, which may provide more meaningful information to investors.

Response

The Staff’s comment covers a number of benefit plans which the Company administers, including pension plans in the U.S. and in other countries, as well as our other postretirement plans. We use the same process in developing our expected long-term rate of return on assets for each plan. For clarity, the following discussion will focus on the U.S. pension plans, which contain 90 percent of the Company’s total defined benefit pension and other post retirement benefit plan assets. Our other postretirement plans in the U.S. largely represent the remainder of the assets and have very similar asset allocations and management strategy. Plans in countries outside the U.S. do not materially affect the disclosures.

ASC 715-30-35-47 defines and provides guidance for determining the expected long-term rate of return on plan assets.  It states, “The expected long-term rate of return on plan assets shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.  In estimating that rate, appropriate consideration shall be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment. The expected long-term rate of return on plan assets is used (with the market-related value of assets) to compute the expected return on assets…”

During the fourth quarter of each fiscal year, we review our expected long-term rate of return on plan assets and the underlying assumptions to determine if a change to our expected long-term view of our asset returns is necessary.  Our analysis begins with a review of the expected long-term asset allocations included in our established asset allocation policy.  Our expected long-term asset allocations were as follows:

Defined Benefit Pension Plans
United States equities	30%
International equities	20
Private equities	10
Fixed income	30
Real assets	10
Total	100%

We evaluate the expected rate of return for each asset class by analyzing inputs and comparable data from our actuaries, investment services and investment managers as well as long term inflation assumptions. We also consider the historical long-term returns on our plan assets.  The graph in the attached Exhibit 1 demonstrates our strong historical long-term rates of return as compared to our benchmarks, and Exhibit 2 demonstrates that our weighted average rolling pension asset returns are well above our expected return on plan assets. This strong historical performance reflects our asset weighting to higher return categories and the active management of our investments in each of the asset classes.

The expected rate of return should reflect the time period over which benefits are expected to be paid to plan participants.  We have consistently used longer-term historical performance measures when setting our forward looking, long-term expected rate of return. We apply this long-term view knowing that markets can have short term volatility that is not representative of long-term returns.  In recent years, the performance of the broader markets and our investment portfolio experienced significant volatility. We did not believe that our expected long-term rate of return should follow this short-term volatility, especially in light of our historical actual returns.

We also considered the funded status of our plans as of March, 2011 and noted that our pension plans’ funded status was 94 percent.  Also, our qualified plans funded status of 101 percent was significantly above the average funded status of 80 percent for the 100 largest U.S. companies.

Based on an analysis of these factors, we determined that our expected long-term rate of return of 9.6 percent was appropriate.

As the Staff has noted, our disclosures include a quantitative sensitivity analysis of a 50 basis point decrease in the expected long-term rate of return.  The purpose of our disclosure is to assist investors in assessing the general sensitivity of our results to changes in the expected long-term rate of return on plan assets. The impact from a change in the assumed rate of return is generally linear and we believe that an increment of 50 basis points provides investors with an appropriate measure for determining the effect of a full range of potential adjustments to the long-term rate of return.

Note 16 — Business Segment and Geographic Information, page 78

2.                                      We note your disclosures of divisions with the U.S. Retail segment and geographic regions within the International segment.  Please provide us with a detailed analysis supporting your determination that you operate in only three reportable operating segments in accordance with FASB ASC 280-10-50.  As part of your response:

•                  Identify for us your chief operating decision maker (CODM) and explain the factors you considered in determining the CODM;

•                        Describe for us the processes through which the CODM makes resource allocation decisions and assesses performance and provide copies of the reports or information used in connection with these functions for the year ended May 29, 2011;

•                        Provide a copy of the information provided to your board of directors for the periods for which you are providing CODM reports; and,

•                        Provide a copy of your organization chart which identifies your CODM and any positions, roles or functions that report to the CODM.

Response

ASC 280 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. ASC 280-10-50-1 states, “An operating segment has all of the following characteristics:

a)              It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity)

b)             Its operating results are regularly reviewed by the public entity’s chief operating decision maker [“CODM”] to make decisions about resources to be allocated to the segment and assess its performance

c)              Its discrete financial information is available.”

To determine our operating segments, we performed the following analysis:

Review of Business Activities and Availability of Discrete Financial Information

All of our reporting units (generally one level below the segment level) engage in commercial activity, earn revenues and incur expenses.  Discrete income statement information is also generally available at this level.  We disclose sales information in our Form 10-K and Form 10-Q at the reporting unit level and also test goodwill for impairment at this level.

Determine the General Mills CODM

ASC 280-10-50-5 states, “The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity’s president, executive vice presidents, and others.” Kendall J. Powell is the Chief Executive Officer of the Company and has oversight responsibilities for all segments of the Company.  Mr. Powell is directly accountable to our Board of Directors for the strategic operating direction and financial performance of the Company. He has responsibility for determining the allocation of resources to the segments to achieve the Company’s strategic plan and for evaluating the performance of each segment.

ASC 280-10-05-3 states, “The method for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the public entity’s internal organization…”  Each of our operating segments is managed by an officer who reports directly to Mr. Powell as shown in the organization chart attached as Exhibit 3.  Each segment manager is directly accountable to the CODM and is the primary contact for discussing all segment budgets, plans and operating results with the CODM.  Mr. Powell’s direct reports are not authorized or responsible to make resource allocation decisions that affect businesses outside of their direct accountability, and therefore do not constitute a group comprising the CODM function per the definition in paragraph 50-5. The role of Mr. Powell’s direct reports is analyzed in further detail below.

Performance targets for our segments are set annually by the CODM during the annual planning process.  Our Chief Financial Officer, in conjunction with his Controller’s Department, uses our long range strategic plan and inputs from the segments and operational groups to develop a recommendation for performance expectations and resource allocations at the segment level.  Mr. Powell then uses those recommendations to set annual performance targets and resource allocations for the operating segments, which are subsequently communicated to the segment managers.  Using these performance targets, the segment managers are then responsible for developing operating plans at the unit level within their segments to achieve the segment target.  Mr. Powell regularly reviews segment level performance against the targets as discussed below.

Based on an analysis of these factors, we determined that Mr. Powell is our CODM.

Determine the Discrete Financial Information Used by the CODM for Resource Allocation Decisions and to Assess Performance

The CODM regularly reviews our “Management Team Package” and “Monthly Financial Results” reports, which are attached as Exhibits 4 and 5, respectively. He also reviews quarterly “Business Review” reports for each segment, which are attached as Exhibit 6. Mr. Powell and the Board also review the “Board Operating Report,” attached as Exhibit 7, at each Board meeting. Mr. Powell is also given “Board Notes” as attached in Exhibit 8 which provide him talking points for discussions with the Board and investors. The attached exhibits are examples of these reports from our third quarter of fiscal 2011. The information contained in these reports clearly demonstrates that information flowing to the CODM is segregated into the following three operating segments:

•                  U.S. Retail (USRO)

•                  International

•                  Bakeries & Foodservice (B&FS) (sometimes internally referred to as Brands on the Go).

The CODM meets monthly with the Chief Operating Officers (COO’s) and functional heads to review segment operating performance and forecast information contained in the Management Team Package. This meeting is the primary forum for the CODM to discuss the operating performance of the USRO, International and B&FS operating segments, to discuss critical business issues and to set expectations for his reports, including the communication of resource allocation decisions he has made. Unit managers are not invited to attend this meeting.

Quarterly, the CODM meets individually with each of the COOs to go through their segment’s Business Review report.  The CODM and COO will discuss business performance for their segment in detail and also discuss issues and corrective actions, including resource needs, required for their segment.  The COO may occasionally invite key personnel from his staff, usually their segment finance officer, to attend this meeting to assist in presenting the operating segment’s results. However, unit managers are not routinely invited to attend this meeting.

Information in the attached exhibits provided below the operating segment level is not used by the CODM to make resource allocation decisions. It is used to enhance his understanding of business performance drivers to better prepare him to speak about the overall Company results.  In addition, some reports serve the needs of multiple parties for many different purposes.  As discussed below, resource allocation decisions are made at the unit level by the COO of each segment based on total segment performance and desired results.

We also present Unallocated Corporate Items in the information provided to the CODM. These expenses include corporate overhead expenses, variances to planned domestic employee benefits and incentives, contributions to the General Mills Foundation, and other items that are not part of the evaluation of segment operating performance.

Determine the Segment Managers

ASC paragraphs 280-10-50-7 and -8 state that “generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title. The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment. If the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.”

In accordance with ASC 280-10-50-7 and -8, we concluded that Ian Friendly, COO of USRO; Chris O’Leary, COO of International; and John Machuzick, President of B&FS (B&FS COO)  are our segment managers. Each of these individuals reports directly to Mr. Powell (CODM). The CODM allocates resources and earnings targets to the segment managers at the segment level of USRO, International and B&FS. The COOs are responsible for resource allocations and determination of performance targets across their operating segment at the unit level.  Each COO also has responsibility and authority to allocate items such as trade spending, consumer marketing investment, and capital spending by unit within their segment.

Annually, our COOs set individual performance objectives against which the CODM assesses their personal performance.  Included in these objectives are specific business goals and strategic projects or initiatives for their operating segment.  The CODM does not evaluate the performance of the unit managers.

Each of the COOs regularly reviews results of operations within their segment, and, as previously discussed, meets with the CODM to review performance of the operating segment including primary drivers of segment performance and resource allocation decisions the COO has made.  The COO may use unit information to describe the primary drivers of the operating segment results.   However, the CODM does not assess or direct performance at the individual unit level.

Operating Segment Conclusion

Based on the analysis above, we concluded that we have three operating segments:  U.S. Retail, International, and Bakeries & Foodservice.

In response to the Staff’s comments, we have provided several exhibits to this letter that contain supplemental information.  We hereby request confidential treatment of the contents of these materials pursuant to 17 C.F.R. § 200.83 under the Freedom of Information Act.  In addition, we request that this supplemental information be returned to us upon completion of the Staff’s review under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and 17 C.F.R. § 230.418(b).

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments.  If you have any questions regarding our responses, please contact Trevor Gunderson at (763) 764-5324.

Very truly yours,

/s/ Donal L. Mulligan

Donal L. Mulligan
Executive Vice President and Chief Financial Officer

[enclosures]

cc:	Ms. Sandy Eisen
Ms. Kimberly Calder, Assistant Chief Accountant
Ms. Judith Richards Hope, Chair of the Audit Committee of the Board of Directors,
General Mills, Inc.
KPMG LLP